

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2021

Todd E. Molz
General Counsel, Chief Administrative Officer and Secretary
Oaktree Real Estate Income Trust, Inc.
333 South Grand Avenue, 28th Floor
Los Angeles, CA 90071

      Re: Oaktree Real Estate Income Trust, Inc.
          Registration Statement on Form S-11
          Filed April 28, 2021
          File No. 333-255557

Dear Mr. Molz :

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ronald (Ron) E. Alper at 202-551-3329 with any questions.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Real Estate & Construction

cc: Benjamin Wells